UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of
1934 or Suspension of Duty to File Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.
Commission File Number: 333-32775
Pooled SBA Loan-Backed Securities Shelf
(with respect to Wachovia SBA Lending, Inc., Series 1998-1)

(Exact name of registrant as specified in its charter)
c/o Wachovia National Bank, 401 South Tryon Street – NC 1179, Charlotte, NC 28288

(Address, including zip code and telephone number, including area code, of registrant’s principal executive offices)
Wachovia SBA Lending, Inc., Loan-Backed Adjustable Rate Certificates, Series 1998-1, Class A
Wachovia SBA Lending, Inc., Loan-Backed Adjustable Rate Certificates, Series 1998-1, Class B

(Title of each class of securities covered by this Form)
None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to Terminate or suspend the duty to file reports

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☒
Approximate number of holders of record as of the certification or notice date: 8
Pursuant to the requirements of the Securities Exchange Act of 1934 Wachovia SBA Lending, Inc., as servicer on behalf of Wachovia SBA Lending, Inc., Loan-Backed Adjustable Rate Certificates, Series 1998-1 has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: July 29, 2005	By: /s/ Stephanie Hartson
Name: Stephanie Hartson
Title: Asst. Vice President